ADDENDUM NO. 1


                                 ADDENDUM NO. 1
                                       TO
              MANAGEMENT TERMINATION AGREEMENT DATED 2ND MARCH 2005

                                     BETWEEN

1.       Excel Maritime Carriers Ltd. (the "Company"), and
2.       Excel Management Ltd. (the "Manager")


                           =========================

With reference to the Management Termination Agreement dated 2nd March 2004 (the "Agreement") it is hereby agreed and certified that:

1. The shares of the Company to be issued in accordance with clause 1 of the Agreement will be Class A Common Shares and the number of such shares shall be calculated out of the outstanding Class A Common Shares of the Company, and 2. The non dilution protection provided in clause 1 of the Agreement shall apply up to the end of 2008.

IN WITNESS whereof this Addendum is signed this 4th day of March 2005.



EXCEL MARITIME CARRIERS LTD.


BY ___________________________


EXCEL MANAGEMENT LTD.


BY ___________________________



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